September 19, 2005

Via facsimile and U.S. Mail

Mr. Leng You-Bin
President
American Dairy, Inc.
C-16 Shin Chen International Building
No. 10 Jiu-shen Road
Zho Yan Chu
Beijing, The People`s Republic of China


      Re:  	American Dairy, Inc.
		Registration Statement on Form S-1
      Filed September 2, 2005
		File No. 333-128075

Dear Mr. You-Bin:

      This is to advise you that a preliminary review of the above registration statement indicates that it fails in certain material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form.  Specifically, we note that your auditors are located in
Oklahoma City, Oklahoma and that your operations are in China.
Based
on this information, it appears that reliance on other auditors located in China would have been necessary. However, you have not furnished the report of such other auditors as required by Rule 2-05 of Regulation S-X.  For this reason, we will not perform a
detailed
examination of the registration statement, and we will not issue any
comments because to do so would delay the review of other
disclosure
documents that do not appear to contain comparable deficiencies.
You
should revise the filing to include the report of the other
auditors
that were relied on by the Oklahoma City firm.   If that firm has
concluded that they are the principal auditor and that audit reports of other auditors are not also required to be filed, please provide us with the following:

* A detailed explanation of the steps taken by your auditors to express an opinion on your financial statements without making reference in their report to the audits of any other accounting firms. Refer to AU Section 543.

* The name of the firm that performed audit procedures for the operations in China. Indicate if this firm is currently registered with the Public Company Accounting Oversight Board (PCAOB). Confirm, if true, that their audit procedures were performed in accordance with United States generally accepted auditing standards for audits performed prior to May 24, 2004 and in accordance with the standards of the Public Company Accounting Oversight Board (United States) for audits performed after that date. Describe in detail the nature of the procedures they performed for which your Oklahoma City auditors took responsibility.

* The name of the independent firm in that facilitated the sending of confirmations for the audits. Indicate if this firm is currently registered with the PCAOB. Confirm, if true, that their audit procedures were performed in accordance with United States generally accepted auditing standards for audits performed prior to May 24, 2004 and in accordance with the standards of the Public Company Accounting Oversight Board (United States) for audits performed after that date.

      Please contact us, along with your independent auditors, to discuss the requested items above prior to submitting a response to this letter.

	 You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

      We suggest that you consider submitting a substantive amendment to the Form SB-2 to correct the deficiencies or a request for withdrawal of the filing.

      Please direct any questions to Melinda Kramer at (202) 551-
3726
or, in her absence, Barry Stem, Senior Chief Accountant at (202)
551-
3763.


Sincerely,



H. Roger Schwall
Assistant Director
						Office of Natural Resources and Food

cc:	Stephen A. Zrenda, Esq.

      Barry Stem
      Melinda Kramer

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Mr. Leng You-Bin
American Dairy, Inc.
September 19, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE

Mail Stop 7010